Via Facsimile and U.S. Mail
Mail Stop 6010

March 16, 2006

Max Crisp
Executive Vice President and
Chief Financial Officer
Stewart Information Services Corporation
1980 Post Oak Boulevard
Houston, Texas 77056

Re:     **Stewart Information Services Corporation**
        **Form 10-K for the Fiscal Year Ended December 31, 2004**
        **Filed March 15, 2005**
        **File Number:  001-02658**

Dear Mr. Crisp:

        We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

                                        Sincerely,


                                        Jim Atkinson
                                        Accounting Branch Chief